BE
8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02050720

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Of the Securities Exchange Act of 1934

For the month of August, 2002

CANADA LIFE FINANCIAL CORPORATION
330 University Avenue
Toronto, Ontario
M5G 1R8

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.]

Form 20-F _____ Form 40-F ✓

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-__________

WLM

Canada Life™

2 **Canada Life Financial Corporation**

Second Quarter Report to Shareholders
for the six months ended June 30, 2002

Canada Life Reports Double Digit Growth in Second Quarter Results

Financial Highlights – Unaudited

(in millions of Canadian dollars except per share and percentage amounts)	For the three months ended June 30 2002	2001	% Change	As at or for the six months ended June 30 2002	2001	% Change
PERFORMANCE MEASURES						
Common shareholders' net income	$ **125**	$ 114	10	$ **245**	$ 213	15
Basic and diluted earnings per common share	$ **0.78**	$ 0.71	10	$ **1.53**	$ 1.33	15
Book value per common share				$ **21.04**	$ 18.79	12
12 month return on common shareholders' equity (1)				**11.7%**	14.0%	
MCCSR ratio (2)				**212%**	184%	
PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS						
General fund premiums	$ **1,413**	$ 1,314	8	$ **2,730**	$ 2,651	3
Segregated funds deposits	**1,028**	904	14	**1,933**	2,073	(7)
ASO premium equivalents and other deposits (3)	**598**	479	25	**1,212**	1,039	17
	$ **3,039**	$ 2,697	13	$ **5,875**	$ 5,763	2
ASSETS UNDER ADMINISTRATION						
General fund				$ **35,241**	$ 33,032	7
Segregated funds				**21,929**	21,105	4
				57,170	54,137	6
Other assets (3)				**8,279**	8,303	0
				$ **65,449**	$ 62,440	5

(1) *Return on common shareholders' equity is calculated by dividing common shareholders' net income for the 12 months ended June 30 by the average shareholders' equity for the last 12 months ended June 30.*

(2) *Minimum Continuing Capital and Surplus Requirements (MCCSR) is calculated in accordance with capital standards set by the Company's primary regulator, the Office of the Superintendent of Financial Institutions, Canada.*

(3) *Other deposits are included in other assets administered by the Company on behalf of third parties and are not included in general or segregated funds of the Company.*

August 7, 2002 (Toronto, Canada) – Canada Life Financial Corporation (the Company) announced common shareholders' net income of $125 million or $0.78 per common share for the second quarter of 2002 and $245 million or $1.53 per common share for the six months ended June 30, 2002. This represents growth in earnings of 10% for the quarter ended and 15% for the six months ended June 30, 2002 compared with the same periods last year, before taking into account the change relating to goodwill amortization noted below. The growth in earnings in the second quarter is largely attributable to better mortality and morbidity experience and effective expense management. The increase in year-over-year earnings has been favourably impacted by a write-down of tax assets in 2001 that did not occur in 2002. Furthermore, as a result of a change in accounting standards effective January 1, 2002, shareholders' net income does not include goodwill amortization which was $6 million in the second quarter of last year and $12 million for the six months ended June 30, 2001. On a comparative basis, shareholders' net income for the quarter and year-to-date was 4% and 9% higher, respectively, than the comparable periods in the previous year.

Return on common shareholders' equity for the 12 months ended June 30, 2002 was 14.2%, excluding the provisions taken in 2001 for September 11, up from the 13.7% for the 12 months ended December 31, 2001 on a comparable basis and 14% for the 12 months ended June 30, 2001. Including the provisions taken in 2001 for September 11, return on common shareholders' equity was 11.7% for the 12 months ended June 30, 2002.

At its meeting today, the Board of Directors approved a quarterly dividend of $ 0.15 per common share, payable September 30, 2002 to shareholders of record at the close of business on August 23, 2002.

The Board of Directors also declared a dividend of $0.390625 on each outstanding Class B Preferred Share, payable on September 30, 2002 to shareholders of record at the close of business on August 23, 2002.

www.canadalife.com

Premiums, premium equivalents and new deposits of $3,039 million for the quarter were up $342 million or 13% over the comparable period in 2001. General fund premium revenue of $1,413 million for the quarter was up $99 million or 8% over the prior year, primarily as a result of continuing strong group annuity sales in the United Kingdom and higher payout annuity sales in Canada. Despite global stock market volatility, segregated funds deposits increased $124 million or 14% in the second quarter of 2002 compared with the same period last year, with growth across all operating divisions. ASO premium equivalents and other deposits of $598 million for the second quarter increased $119 million over the comparable quarter in the prior year, primarily as a result of growth in assets administered for third-parties in Canada.

Assets under administration were $65,449 million as at June 30, 2002, an increase of $3,009 million or 5% over the same date last year. The increase, which was realized across all operations, was due to new business sales over the past 12 months and the strengthening of the British pound and euro against the Canadian dollar.

The quality of the Company's general fund invested asset portfolio remained high throughout the quarter and in particular the bond portfolio was maintained at an A+ rating overall. We did not experience any significant credit problems during the quarter and specific investment provisions and write-offs expensed in the quarter were a modest $8 million.

The Company's measure of capital adequacy for regulatory purposes, as quantified by its Minimum Continuing Capital and Surplus Requirements (MCCSR) ratio, was 212% at the end of the second quarter compared to the 213% reported at the end of the first quarter of 2002. The Company's MCCSR ratio is up from 184% reported at the end of the second quarter of 2001 because of additional capital raised in December 2001 and March 2002.

The Company's concerted efforts to contain expenses are contributing favourably to increase shareholders' net income. General expenses have decreased by $5 million and $11 million for the three months and six months ended June 30, 2002, respectively, relative to the comparable periods in the prior year.

We continue to strategically grow our current business through acquisitions. Two proposed acquisitions recently announced will bring to 17, the total acquisitions over the past 10 years.

We recently announced an agreement with Royal & SunAlliance Insurance Group plc to acquire their group life and long term disability insurance business in the United Kingdom. Gross annual premiums for this business were $446 million in 2001. This acquisition will position us as the market leader in group life insurance in the United Kingdom with 30% of the market and as that country's second largest group income protection (disability) insurance provider with 21.5% of the market. The acquisition will be completed in two stages with Canada Life expecting to reinsure this business at October 1, 2002 pending regulatory approval. Formal transfer of the business will occur after court approval, expected in mid-2003. The acquisition is expected to be neutral to earnings in 2002 and accretive to earnings and return on shareholders' equity in 2003 and beyond.

During the quarter we completed an agreement to acquire CNA Life Insurance Company of Canada, a leading provider of preferred term life insurance in Canada. This business represents $29 million in gross annualized premiums and is expected to be accretive to earnings subsequent to the transaction closing which is anticipated for later this year.

At Canada Life, we are managing our operations to ensure that we continue to build our Company in the best interests of our shareholders and customers. To this end, we are focused on delivering solid financial results by developing strong businesses, meeting customer needs, creating a high performance culture, and achieving growth in both top and bottom lines. We are pleased with the progress made towards these objectives in the past quarter, in particular, through cost containment initiatives, efficient capital management and opportunistic acquisitions, reinforcing our longstanding reputation as a disciplined organization that builds its enterprise profitably and with integrity.

(Signed)

David A. Nield
Chairman, President and Chief Executive Officer
(As reported on August 7, 2002)

This report provides management with the opportunity to discuss the financial performance and condition of the Company and, as such, may contain forward-looking statements about the Company, including its business operations and strategy and expected financial performance and condition. Statements that are predictive in nature, depend upon or refer to future events or conditions, or includes words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" and similar expressions are forward-looking statements. In addition, any statements that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about the future events and are subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance and the Company has no specific intentions to update these statements whether as a result of new information, future events or otherwise. Accordingly, the reader is cautioned against undue reliance on these forward-looking statements. Actual events and results could differ materially from those expressed or implied by the forward-looking statements made by the Company due to, but not limited to, important factors such as general economic and market factors, interest rates, equity markets, business competition and changes in government regulations.

PROGRESS AGAINST TARGETS – SECOND QUARTER 2002 HIGHLIGHTS

Emphasizing financial performance

- Growth in common shareholders' net income, earnings per common share and total premiums and deposits.
- General fund invested asset portifolio quality remained high with an A+ rating overall for the bond portfolio and minimal provisions and write-offs of $8 million expensed in the quarter.
- General expenses were $5 million less in the second quarter and $11 million less year-to-date compared with the same periods in the prior year.

Pursuing value-enhancing acquisitions

- On July 29, 2002, we announced an agreement with Royal & SunAlliance Insurance Group plc to acquire their group life and long term disability insurance business in the United Kingdom. This acquisition when completed will make us the market leader in group life insurance in the United Kingdom with approximately 30% of the market and that country's second largest provider of group protection (disability) insurance with approximately 21.5% of the market.
- During the quarter, we reached an agreement to acquire CNA Life Insurance Company of Canada, a leading provider of preferred term life insurance products in Canada. This acquisition will help us to achieve greater economies of scale in this business line. The transaction is expected to be completed later this year, subject to regulatory approval.

Increasing wealth management focus

- We launched the Private Collections product suite, designed to respond to customer demands and meet the needs of high net worth investors in Canada. These products are unique in the Canadian marketplace, exclusive to Canada Life, and reinforce our commitment to a stronger presence in the individual wealth management market in Canada.
- In Ireland we sold more than 19,000 government sponsored "Special Savings Incentive Accounts" in the 12 months ended April 2002, of which more than half were sold in 2002. This program is now closed to new business but is expected to continue to generate $70 million in segregated funds deposits annually.

Leveraging core protection

- We continue to see strong sales growth in Germany with more than 2,000 policies sold in the second quarter and over 4,000 policies sold year-to-date. This matches sales for the full year 2001.

Expanding distribution capability

- Kanetix Ltd., our e-commerce subsidiary, extended its distribution capability by setting up brokerage services for online customers seeking home, auto and life insurance in Canada.

REVIEW OF OPERATING PERFORMANCE

Common shareholders' net income for the second quarter of 2002 was $125 million, up $11 million over the same quarter last year. Common shareholders' net income year-to-date was $245 million, up 15% over the comparable period in the prior year. **Earnings per common share** were $0.78 for the quarter, compared with $0.71 for the prior year. The **return on common shareholders' equity** for the 12 months ended June 30, 2002, excluding the September 11 provision set up last year, was 14.2%, up from 13.7% for the 12 months ended December 31, 2001 on a comparable basis and 14.0% reported for the 12 months ended June 30, 2001.

The year-over-year increase in common shareholders' net income of $11 million for the quarter ended and $32 million for the year-to-date ended June 30, 2002 was primarily the result of:

	Variance to prior year	
(in millions of Canadian dollars)	Second Quarter	Year-to-date
Improved mortality and morbidity experience	$ 6	$ 21
General expense efficiencies	10	14
Net investment spreads	(9)	(11)
Impact of declines in global stock markets	(8)	(8)
Goodwill amortization	6	12
Write-down in 2001 of future tax assets relating to lower tax rates	9	9
Increase in shareholders' net income	$ 14	$ 37
Preferred share dividends	(3)	(5)
Increase in common shareholders' net income	$ 11	$ 32

The increase in **shareholders' net income** was a result of improved mortality and morbidity experience over 2001 and general expense efficiencies. This was offset by a decline in net investment spreads as result of a particularly large benefit last year that did not recur this year and by the impact of stock market declines which is reflected in lower fee income and net investment income. A write-down of tax assets in 2001, resulting from changes in statutory tax rates in Canada, has favourably impacted the increase in year-over-year shareholders' net income as has the impact of adopting newly required standards for goodwill accounting, at the start of this year.

Premiums, premium equivalents and new deposits of $3,039 million for the second quarter were up $342 million, or 13% over the comparable period in 2001. Segregated funds deposits of $1,028 million for the second quarter increased by $124 million from the second quarter of 2001, primarily due to higher single premium deposits in the Company's Isle of Man subsidiary and enhanced variable annuity fund offerings in the United States. General fund premium revenue of $1,413 million for the quarter was up $99 million from the prior year as a result of continuing strong sales of group annuities in the United Kingdom, higher payout annuity sales in Canada and growth in group protection in the United States. ASO premium equivalents and other deposits of $598 million for the second quarter increased $119 million over the comparable quarter in the prior year primarily as a result of growth in Canada.

Assets under administration were $65,449 million as at June 30, an increase of $3,009 million or 5% over the same date last year and down $1,074 million from the end of the first quarter of 2002. Segregated funds assets of $21,929 million were up $824 million from the same date last year but declined by $1,076 million from the end of the first quarter of this year as a result of the decline in global stock markets. General fund assets of $35,241 million increased by $2,209 million from June 30 last year as a result of business growth and the strengthening of the British pound and euro relative to the Canadian dollar. General fund assets as at June 30, 2002 were up $392 million from the end of the first quarter of this year.

Asset quality – The quality of the Company's general fund invested asset portfolio remained high throughout the quarter. The average rating for our $20,175 million bond portfolio remained at A+ at quarter end, which has held consistent over the prior year. The Company's bond portfolio holdings in the telecommunications industry were $731 million at June 30, 2002 with an average rating of A- of which $74 million was rated below investment grade. We held bond positions in Nortel of $3 million, Qwest of $35 million and Telus of $41 million as at June 30, 2002. The Company has no bond holdings in Adelphia, AT&T Canada, Teleglobe, Global Crossing or WorldCom. Further, the Company does not hold any debt securities of Enron. The net carrying value of impaired investments as at June 30, 2002 was $103 million, a decrease of $37 million or 26% compared with June 30, 2001. The reduction was largely due to recoveries, redemptions and sales of impaired bonds and mortgages. The change in provisions for losses on invested assets together with write-offs and realized losses expensed in the consolidated statement of net income for the quarter was $8 million. In addition to specific investment provisions for current asset impairments, the Company provides for potential future asset defaults through the reduction of the assumed investments yields used in the calculation of actuarial liabilities. The provision included in the actuarial liabilities for potential losses for any possible future asset defaults was $520 million at June 30, 2002.

Capital Management - The Company's measure of capital adequacy for regulatory purposes, as quantified by its Minimum Continuing Capital and Surplus Requirements ratio, decreased marginally to 212% compared with the 213% reported at the end of the first quarter of this year. The Company's MCCSR ratio is well above the 184% reported at the end of the second quarter of 2001 as a result of the additional capital raised since that time.

PERFORMANCE BY BUSINESS SEGMENT

Financial Performance by Operating Division

(in millions of Canadian dollars)	Canada	United Kingdom	United States	Republic of Ireland	International and Reinsurance	Corporate	Total
For the three months ended June 30							
2002							
Shareholders' net income	**$ 48**	**$ 39**	**$ 26**	**$ 9**	**$ 5**	**$ 1**	**$ 128**
Premiums, premium equivalents and new deposits							
General fund premiums	**$ 481**	**$ 371**	**$ 435**	**$ 33**	**$ 93**	**$ —**	**$ 1,413**
Segregated funds deposits	**343**	**497**	**33**	**154**	**1**	**—**	**1,028**
ASO premium equivalents and other deposits	**578**	**19**	**—**	**—**	**1**	**—**	**598**
	$ 1,402	**$ 887**	**$ 468**	**$ 187**	**$ 95**	**$ —**	**$ 3,039**
2001							
Shareholders' net income	$ 42	$ 38	$ 24	$ 4	$ 5	$ 1	$ 114
Premiums, premium equivalents and new deposits							
General fund premiums	$ 430	$ 288	$ 415	$ 106	$ 75	$ —	$ 1,314
Segregated funds deposits	337	474	8	85	—	—	904
ASO premium equivalents and other deposits	455	24	—	—	—	—	479
	$ 1,222	$ 786	$ 423	$ 191	$ 75	$ —	$ 2,697
As at or for the six months ended June 30							
2002							
Shareholders' net income	**$ 93**	**$ 71**	**$ 53**	**$ 19**	**$ 11**	**$ 3**	**$ 250**
Premiums, premium equivalents and new deposits							
General fund premiums	**$ 937**	**$ 658**	**$ 892**	**$ 67**	**$ 176**	**$ —**	**$ 2,730**
Segregated funds deposits	**770**	**772**	**71**	**319**	**1**	**—**	**1,933**
ASO premium equivalents and other deposits	**1,178**	**33**	**—**	**—**	**1**	**—**	**1,212**
	$ 2,885	**$ 1,463**	**$ 963**	**$ 386**	**$ 178**	**$ —**	**$ 5,875**
Assets under administration							
General fund	$ 14,237	$ 7,846	$ 10,591	$ 1,006	$ 1,111	$ 450	$ 35,241
Segregated funds	7,739	10,662	699	2,824	5	—	21,929
Other assets	7,687	578	—	—	14	—	8,279
	$ 29,663	$ 19,086	$ 11,290	$ 3,830	$ 1,130	$ 450	$ 65,449
2001							
Shareholders' net income	$ 75	$ 64	$ 47	$ 14	$ 10	$ 3	$ 213
Premiums, premium equivalents and new deposits							
General fund premiums	$ 950	$ 504	$ 823	$ 217	$ 157	$ —	$ 2,651
Segregated funds deposits	773	1,002	19	279	—	—	2,073
ASO premium equivalents and other deposits	993	46	—	—	—	—	1,039
	$ 2,716	$ 1,552	$ 842	$ 496	$ 157	$ —	$ 5,763
Assets under administration							
General fund	$ 14,000	$ 6,737	$ 10,180	$ 1,316	$ 799	$ —	$ 33,032
Segregated funds	7,850	10,531	813	1,907	4	—	21,105
Other assets	7,671	620	—	—	12	—	8,303
	$ 29,521	$ 17,888	$ 10,993	$ 3,223	$ 815	$ —	$ 62,440

Canadian Division

Shareholders' net income of $48 million for the second quarter grew $6 million or 14% over the same quarter in 2001. Premium revenue growth, favourable mortality and morbidity experience and operational efficiencies were the key contributors to the growth, together with a lower effective tax rate as a result of a write-down of tax assets in 2001 that did not recur this year. The increase compared with the prior year was partially offset by the impact of stock market declines and a benefit from investment spreads last year that did not recur this year.

Improved operational efficiencies resulted in a change in actuarial liabilities which contributed $3 million to shareholders' net income. General expenses grew by $4 million due to ongoing costs related to the direct affinity marketing operation acquired in the fourth quarter of 2001, continued investment in new administration systems, one-time expenses of $1 million arising from the consolidation of our group sales offices and some restructuring within our technology support areas. Year-to-date shareholders' net income of $93 million was up $18 million or 24% over the prior year.

Premiums, premium equivalents and new deposits of $1,402 million for the quarter were ahead of the same period last year. General fund premiums of $481 million grew $51 million over 2001 primarily due to strong payout annuity sales and an increase in group health premiums. Segregated funds deposits of $343 million grew $6 million or 2% over the prior year, mainly due to strong sales in individual savings. Growth in other deposits and ASO business contributed to a $123 million increase in other deposits and ASO premium equivalents, primarily due to growth of assets administered for third parties.

Assets under administration of $29,663 million grew $142 million over the same period last year. Total general fund assets of $14,237 million increased $237 million as a result of general business growth, while segregated funds assets decreased by $111 million to $7,739 million compared with the second quarter in 2001, as a result of stock market declines. Other assets under administration of $7,687 million grew $16 million over the same quarter in 2001.

Outlook - We continue to make progress in our strategy to expand our product and service offerings to meet a broad range of customer needs. An exciting new investment product called Private Collections was announced, strengthening our business in the individual investment marketplace and effectively meeting customer demands. We implemented a new product design process, aimed at improving our responsiveness to the market. We also introduced a new Universal Life rate structure to strengthen the value proposition for clients over age 50.

We have filed an application with the Office of the Superintendent of Financial Institutions (OSFI) for the establishment of a trust company, which will support the group savings business acquired at the end of 2000. The establishment of Canada Life Securities Inc. and the trust company this year demonstrates our focus on growing our wealth management business.

An initiative is underway to improve customer service and achieve cost efficiencies through the development of a universal, customer focused contact centre. This streamlined operation will enable us to meet our customers' needs through one point of contact and will serve all product lines.

Our acquisition of CNA Life Insurance Company of Canada is expected to close, subject to regulatory approvals, later this year. This acquisition will add 44,000 in-force policies and $29 million in gross annualized general fund premiums to our current term life insurance business. This acquisition is expected to be accretive to earnings, in the first twelve months following close.

United Kingdom Division

Shareholders' net income of $39 million for the second quarter increased by $1 million or 3% over a particularly strong second quarter last year. Shareholders' net income was higher as a result of general expense management and improved mortality and morbidity experience in our group protection business, but was offset by lower net income from our wealth management business as a result of the decline in stock markets. General expenses of $43 million were $9 million or 17% lower this quarter than in the second quarter last year. Other expenses have decreased by $5 million compared with the prior year as goodwill is no longer amortized under the new accounting recommendations adopted January 1, 2002. Year-to-date shareholders' net income of $71 million increased $7 million or 11% over the same period last year.

Premiums, premium equivalents and new deposits of $887 million increased by $101 million or 13% over the same quarter last year. General fund premiums of $371 million for the second quarter increased by $83 million from the prior year mainly due to continued strong group annuity sales. Segregated funds deposits of $497 million were $23 million or 5% higher than the second quarter last year as a result of higher single premium deposits in the Company's Isle of Man subsidiary. Growth has been strong despite the volatile United Kingdom equity markets, which have continued to impact sales in wealth management.

Assets under administration rose to $19,086 million this quarter, up $1,198 million over the same date last year. Total general fund assets of $7,846 million increased $1,109 million from June 30 last year, due to strong group annuity sales for the last 12 months and the strengthening of the British pound to the Canadian dollar. Segregated funds assets of $10,662 million were up $131 million from the same date last year, as a result of strong growth in net premium deposits in the last 12 months and the strengthening of the British pound to the Canadian dollar and in spite of the year-over-year drop in the stock markets. The U.K. FTSE 100 at quarter end had dropped 14% since March 31, 2002 and 20% since the end of the second quarter of 2001.

Outlook - We remain on track to deliver a more efficient infrastructure for our individual policy processing in the second half of 2002 as we continue strategic projects to upgrade our information systems. We plan to launch a new single premium unit linked investment bond later this year. The product will extend our wealth management product offering and has several features expected to appeal to independent intermediaries.

We will be focused in the second half of 2002 on the transaction to acquire Royal & SunAlliance's group life and long term disability insurance business and on integrating the acquired business with our existing group business. The acquisition will add significantly to business volume. The business being acquired had $446 million in gross annual general fund premiums in 2001. This transaction will significantly increase Canada Life's presence in the group market in the United Kingdom as the market leader in group life insurance and the country's second largest provider of group protection (disability) insurance.

United States Division

Shareholders' net income of $26 million for the second quarter increased by $2 million or 8% from the second quarter of 2001. The increase was primarily due to improved expense management, continued progress in group protection results, and good investment performance resulting from improvements in asset and liability matching.

Premiums, premium equivalents and new deposits of $468 million for the second quarter were up $45 million or 11% from the same period last year. General fund premiums of $435 million increased by $20 million or 5% over the second quarter of 2001. The result was attributable to strong growth in group protection and fixed annuity premiums, partially offset by a decrease in GIC sales. Segregated funds deposits of $33 million rose by $25 million from the second quarter in 2001 due to enhanced variable annuity fund offerings.

Assets under administration of $11,290 million at June 30, 2002 increased by $297 million over the same date last year. Total general fund assets of $10,591 million were up by $411 million from the second quarter last year, primarily due to business growth in the individual fixed annuity and individual insurance product lines. Segregated funds assets of $699 million decreased by $114 million from the same date last year due to declines in the U.S. stock market. At June 30, 2002, the Standard & Poor's 500 index declined 19% compared to the same date last year.

Outlook – We continue to focus on improved efficiency in our operations while growing the top line. During the quarter, the Company announced its decision to relocate approximately 90 full time support service positions from Atlanta to the Company's offices in Regina. This move is expected to result in savings consistent with our focus on expense management. The transition is to be completed in the second half of 2002. In addition to this expense management initiative in the quarter, our focus has been on distribution expansion, as evidenced by our opening of a group sales office near New York City in May. Canada Life of New York has received approval from the State of New York Insurance Department to sell group basic life, voluntary life and accidental death and dismemberment insurance products.

Irish Division

Shareholders' net income of $9 million for the second quarter of 2002 was $5 million higher than the same period last year. The increase was due to strong growth of regular premium wealth management business and the close management of expenses. In addition, the start up losses in Germany were $2 million less than the same period last year.

The Company has been a leader in the Irish market place with its "Unitized with Profit Fund" for some years. With new actuarial standards introduced in 2001, this business is now classified as segregated funds business but in prior years, it was included in the general funds business. The reclassification of this business has no impact on shareholders' net income, but changes year-over-year comparability of general fund premiums, segregated funds deposits and assets, as prior periods have not been restated. The "Unitized with Profit Fund" premiums included in the segregated funds deposits were $50 million this quarter and $108 million year-to-date compared to $69 million in the second quarter and $136 million year-to-date included in general fund premiums for the comparable periods in 2001.

Premiums, premium equivalents and new deposits of $187 million for the second quarter of 2002 were about the same as the comparative quarter last year. Our operation in Germany performed well in the quarter. Sales have continued to grow this quarter as more than 4,000 policies have been sold to the quarter end so far this year, already matching the number of policies sold for the full year 2001.

Assets under administration grew to $3,830 million, up $607 million from the same date last year. This was due to general business growth and the impact of the strengthening of the euro against the Canadian dollar partially offset by weak stock markets.

Outlook – The pension market has grown rapidly and is an area where we have grown more quickly than our competitors. We will continue to focus on this area for future expansion. New government regulations are likely to extend this market further with the development of a new type of product called the Personal Retirement Savings Account. We will use this opportunity to enhance our existing product line to achieve the desired market place growth.

We continue to focus on growth in the German marketplace and have achieved significant success to date this year. We will continue to improve by increasing the number of supporting brokers, working with key distribution channels and expanding our product range.

International and Reinsurance Division

Shareholders' net income of $5 million for the second quarter remained about the same as the comparable period in the prior year. Improved mortality experience in life reinsurance and overall positive experience in the Pacific Rim were offset by poorer than expected morbidity experience in our group health business in Puerto Rico. For September 11 claims we continue to hold an overall provision at the level established in the fourth quarter of 2001, although actual claims payments are occurring at a slower pace than originally estimated.

Premiums, premium equivalents and new deposits of $95 million for the second quarter were up $20 million or 27% from the prior year. The increase was as a result of growth in the life reinsurance line of business, partially offset by a decrease in premiums from the run-off of accident and health reinsurance business.

Assets under administration of $1,130 million increased $315 million or 39% over the same date last year due to general growth in business and a higher allocation of capital to this division.

Outlook - During the remainder of 2002, we will focus on growing our life reinsurance operation and the business in our Brazilian subsidiary, and improving the profitability of our Puerto Rican subsidiary.

Our life reinsurance operations will focus on expanding our client base and increasing our market share in the United States while continuing to pursue new business opportunities through Canada Life International Re Ltd. In our Brazilian subsidiary, we expect growth in premium income from group savings and group insurance in the second half of 2002. The finalization of new legislation governing corporate sponsored pension plans and legislation for tax-assisted savings and life insurance for individuals (known as VGBL) will be drivers for growth.

Consolidated Statements of Net Income – Unaudited

For the period ended June 30 *(in millions of Canadian dollars, except per share amounts)*	Three months **2002**	 2001 [1]	Six months **2002**	 2001 [1]
REVENUES				
Premiums				
Participating insurance and annuities	$ **176**	$ 176	$ **405**	$ 411
Non-participating:				
Annuities	**587**	562	**1,050**	1,094
Individual life and health insurance	**126**	123	**255**	258
Group life and health insurance	**464**	411	**913**	806
Reinsurance	**60**	42	**107**	82
	1,413	1,314	**2,730**	2,651
Net investment income	**478**	591	**1,058**	1,123
Fee and other income	**132**	114	**273**	227
	2,023	2,019	**4,061**	4,001
EXPENDITURES				
Payments to policyholders and beneficiaries				
Life, health and general benefits	**474**	401	**960**	870
Annuity payments	**327**	300	**658**	605
Maturities, surrender payments and other	**339**	474	**690**	931
Participating policyholder dividends	**74**	72	**149**	149
	1,214	1,247	**2,457**	2,555
Increase in actuarial liabilities	**284**	270	**567**	473
Commissions	**130**	102	**247**	222
General expenses	**190**	195	**373**	384
Premium and other taxes	**15**	17	**32**	34
Interest expense	**18**	9	**29**	19
Goodwill expense *(note 2(b))*	**—**	6	**—**	12
	1,851	1,846	**3,705**	3,699
Net income before income taxes	**172**	173	**356**	302
Income taxes	**47**	67	**106**	102
Net income including participating policyholders' net loss	**125**	106	**250**	200
Participating policyholders' net loss	**(3)**	(8)	**—**	(13)
Shareholders' net income	$ **128**	$ 114	$ **250**	$ 213
Preferred share dividends	**3**	—	**5**	—
Common shareholders' net income	$ **125**	$ 114	$ **245**	$ 213
Average number of common shares outstanding *(millions)*				
Basic	**160.4**	160.4	**160.4**	160.4
Diluted	**160.5**	160.5	**160.5**	160.5
Earnings per common share				
Basic	$ **0.78**	$ 0.71	$ **1.53**	$ 1.33
Diluted	$ **0.78**	$ 0.71	$ **1.53**	$ 1.33

[1] *As restated, see note 1.*

(see accompanying notes)

Consolidated Balance Sheets – Unaudited

(in millions of Canadian dollars)	June 30 2002	December 31 2001	June 30[1] 2001
			As at
ASSETS			
General fund			
Invested assets			
Bonds	**$ 20,175**	$ 19,046	$ 18,052
Mortgages	**7,668**	7,996	7,700
Common and preferred stocks	**1,952**	2,475	2,273
Real estate	**996**	941	888
Policy loans	**1,087**	1,070	1,010
Short-term investments	**131**	149	133
Cash and cash equivalents	**1,079**	993	804
Other	**621**	775	620
Total invested assets	**33,709**	33,445	31,480
Premiums receivable	**145**	123	162
Investment income due and accrued	**418**	369	413
Goodwill *(note 2(b))*	**137**	137	149
Other assets	**832**	877	828
Total general fund	**$ 35,241**	$ 34,951	$ 33,032
Segregated funds	**$ 21,929**	$ 22,090	$ 21,105
LIABILITIES AND EQUITY			
General fund			
Policy liabilities			
Actuarial liabilities	**$ 26,672**	$ 27,169	$ 25,759
Benefits payable and provision for unreported claims	**665**	645	502
Policyholders' amounts left on deposit	**431**	426	416
Provision for future policyholder dividends and experience rating refunds	**368**	372	343
Total policy liabilities	**28,136**	28,612	27,020
Net deferred gains	**1,416**	1,491	1,459
Other liabilities	**1,128**	875	960
	30,680	30,978	29,439
Subordinated debentures	**550**	550	550
Non-controlling interest in subsidiary *(note 3)*	**450**	—	—
Equity			
Participating policyholders' equity	**41**	40	29
Shareholders' equity			
Preferred shares *(note 4)*	**145**	145	—
Common shares *(note 4)*	**317**	317	317
Total retained earnings	**3,058**	2,921	2,697
Total equity	**3,561**	3,423	3,043
Total general fund	**$ 35,241**	$ 34,951	$ 33,032
Segregated funds	**$ 21,929**	$ 22,090	$ 21,105

[1] *As restated, see note 1.*

(see accompanying notes)

Consolidated Statements of Equity – Unaudited

For the six months ended June 30 *(in millions of Canadian dollars)*	2002	2001[1]
PARTICIPATING POLICYHOLDERS' EQUITY		
Balance, beginning of period	**$ 41**	$ 45
Participating policyholders' net loss	**—**	(13)
Balance, end of period	**41**	32
Currency translation account		
Balance, beginning of period	**(1)**	(1)
Change for the period	**1**	(2)
Balance, end of period	**—**	(3)
Total participating policyholders' equity	**$ 41**	$ 29
SHAREHOLDERS' EQUITY		
Share capital		
Preferred shares		
Balance, beginning and end of period	**$ 145**	$ —
Common shares		
Balance, beginning and end of period	**$ 317**	$ 317
Retained earnings		
Balance, beginning of period	**$ 2,910**	$ 2,652
Shareholders' net income	**250**	213
Dividends paid to preferred shareholders	**(5)**	—
Dividends paid to common shareholders	**(48)**	(42)
Issuance costs *(note 3)*	**(5)**	—
Balance, end of period	**3,102**	2,823
Currency translation account		
Balance, beginning of period	**11**	(77)
Change for the period	**(55)**	(49)
Balance, end of period	**(44)**	(126)
Total retained earnings	**$ 3,058**	$ 2,697
Total equity	**$ 3,561**	$ 3,043

[1] As restated, see note 1.

(see accompanying notes)

Consolidated Statements of Cash Flows – Unaudited

For the period ended June 30 (*in millions of Canadian dollars*)	Three months 2002	Three months 2001[1]	Six months 2002	Six months 2001[1]
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income including participating policyholders' net loss	**$ 125**	$ 106	**$ 250**	$ 200
Items not affecting cash and cash equivalents				
Increase in actuarial liabilities and other policy liabilities	**(359)**	283	**(64)**	501
Amortization of net deferred gains and amortization of net discounts on bonds and mortgages	**(48)**	(83)	**(112)**	(133)
Other, including future income taxes	**(5)**	39	**7**	71
	(287)	345	**81**	639
Net change in other operating assets and liabilities				
Other assets	**92**	8	**(83)**	(7)
Other liabilities	**357**	42	**276**	(17)
	449	50	**193**	(24)
Increase due to operating activities	**162**	395	**274**	615
CASH FLOWS FROM INVESTING ACTIVITIES				
Sales, maturities and scheduled redemptions of:				
Bonds	**5,191**	4,651	**7,980**	7,216
Mortgages	**359**	332	**942**	911
Common and preferred stocks	**616**	204	**742**	309
Real estate	**20**	7	**32**	17
Other investments	**164**	16	**187**	50
Purchases of:				
Bonds	**(5,818)**	(4,835)	**(9,304)**	(7,699)
Mortgages	**(256)**	(414)	**(753)**	(1,006)
Common and preferred stocks	**(153)**	(295)	**(258)**	(659)
Real estate	**(72)**	(64)	**(76)**	(73)
Other investments	**(19)**	(29)	**(37)**	(89)
Net short-term investments	**(15)**	(60)	**15**	240
Net policy loans	**(39)**	16	**(46)**	(18)
Decrease due to investing activities	**(22)**	(471)	**(576)**	(801)
CASH FLOWS FROM FINANCING ACTIVITIES				
Issuance of Canada Life Capital Securities, net *(note 3)*	**—**	—	**445**	—
Dividends paid to shareholders	**(27)**	(21)	**(53)**	(42)
Increase (decrease) due to financing activities	**(27)**	(21)	**392**	(42)
Effect of changes in exchange rates on cash and cash equivalents	**2**	(31)	**(4)**	(19)
Net increase (decrease) in cash and cash equivalents for the period	**115**	(128)	**86**	(247)
Cash and cash equivalents, beginning of period	**964**	932	**993**	1,051
Cash and cash equivalents, end of period	**$ 1,079**	$ 804	**$ 1,079**	$ 804
Supplementary disclosure of cash flow information:				
Interest paid on subordinated debentures and other liabilities	**$ 18**	$ 9	**$ 29**	$ 19
Income taxes paid, net of refunds	**$ 48**	$ 48	**$ 51**	$ 78

[1] *As restated, see note 1.*

(see accompanying notes)

Consolidated Statements of Changes in Segregated Funds – Unaudited

For the period ended June 30 *(in millions of Canadian dollars)*	Three months **2002**	 2001	Six months **2002**	 2001
ADDITIONS TO SEGREGATED FUNDS				
Deposits and transfers from the general fund	**$ 1,028**	$ 904	**$ 1,933**	$ 2,073
Reclassifications from the general fund and transfer of seed money	**8**	—	**664**	—
Net investment income	**135**	89	**228**	180
Impact of change in currency exchange rates	**424**	(564)	**120**	(684)
	1,595	429	**2,945**	1,569
DEDUCTIONS FROM SEGREGATED FUNDS				
Withdrawals, benefit payments and transfers to the general fund	**642**	544	**1,180**	1,193
Operating expenses	**96**	88	**202**	183
Tax provision (recovery)	**(5)**	14	**(10)**	(47)
Net decrease (increase) in fair value of investments	**1,938**	(218)	**1,734**	1,518
	2,671	428	**3,106**	2,847
Net addition (deduction) to segregated funds for the period	**(1,076)**	1	**(161)**	(1,278)
Segregated funds, beginning of period	**23,005**	21,104	**22,090**	22,383
Segregated funds, end of period	**$ 21,929**	$ 21,105	**$ 21,929**	$ 21,105

(see accompanying notes)

Consolidated Statements of Segregated Funds Net Assets – Unaudited

(in millions of Canadian dollars)	**June 30 2002**	December 31 2001	As at June 30 2001
Bonds	**$ 2,345**	$ 2,219	$ 2,320
Mortgages	**8**	8	8
Common and preferred stocks	**17,371**	17,769	17,177
Real estate	**826**	788	688
Cash and short-term investments	**1,457**	1,536	1,115
Investment income due and accrued	**26**	20	33
Tax liability	**(41)**	(61)	(37)
Due to brokers and others	**(63)**	(189)	(199)
	$ 21,929	$ 22,090	$ 21,105

(see accompanying notes)

Notes to the Interim Consolidated Financial Statements – Unaudited

For the three and six months ended June 30, 2002

1. ACCOUNTING POLICIES

These interim Consolidated Financial Statements for Canada Life Financial Corporation (the Company) should be read in conjunction with the Consolidated Financial Statements for the year ended December 31, 2001, as set out in the 2001 Annual Report. The significant accounting policies followed in the preparation of these interim Consolidated Financial Statements are consistent with those found in the 2001 Annual Report except as described in note 2 below.

During the fourth quarter of 2001, the Company adopted the new Standards of Practice for the Valuation of Policy Liabilities of Life Insurers issued by the Canadian Institute of Actuaries. For further information see note 2(a) to the Consolidated Financial Statements included in the 2001 Annual Report. This change has resulted in an increase in shareholders' net income of $11 million and $23 million for the three and six months ended June 30, 2001, respectively, and a decrease of $183 million in shareholders' equity as at June 30, 2001 from what was originally reported.

2. CHANGES IN ACCOUNTING POLICIES

(a) Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2002 the Company adopted the Canadian Institute of Chartered Accountants' (CICA) new recommendations for Stock-based Compensation and Other Stock-based Payments, which allow for the use of either the fair value or intrinsic value methods to account for certain stock-based compensation agreements. The Company has adopted these recommendations retroactively without restatement of prior periods as the restatements are not material to the Consolidated Financial Statements. The Company uses the intrinsic value method of accounting for such awards, under which no compensation expense is recognized for stock options where the exercise price is equivalent to the closing market price of the Company's shares on the Toronto Stock Exchange the day prior to the option grant date. The new recommendations also require that stock appreciation rights (SARs) that can be settled in cash be recorded as liabilities for the excess of the market value of the shares over the exercise price.

(b) Business Combinations, Goodwill and Other Intangible Assets

Effective January 1, 2002, the Company adopted prospectively, the new recommendations for Goodwill and Other Intangible Assets issued by the CICA. Under the new recommendations, all goodwill and intangible assets with indefinite lives ceased to be amortized to shareholders' net income. Goodwill and intangible assets with indefinite lives are subject to a periodic impairment review to test whether the fair value remains greater than, or equal to, book value. Any excess of book value over fair value is charged to general expenses on the Consolidated Statements of Net Income in the period in which the impairment has been determined. The Company has completed its impairment testing on the goodwill balance as at December 31, 2001 and determined that goodwill is not impaired.

Amortization of goodwill for the three months ended June 30, 2001 was $6 million and for the six months ended June 30, 2001 was $12 million. Adoption of this standard has resulted in a $6 million decrease in expenses for the three months ended June 30 and a $12 million decrease in expenses for the six months ended June 30 as goodwill was not amortized in the first or second quarter of 2002. Excluding the goodwill expense, the shareholders' net income for the three months ended June 30, 2001 would have been $120 million and for the six months ending June 30, 2001 would have been $225 million, resulting in an increase in both basic and diluted earnings per share of $0.04 and $0.08, respectively.

3. NON-CONTROLLING INTEREST IN SUBSIDIARY

On March 14, 2002, Canada Life Capital Trust (CLCT), a trust established under the laws of Ontario by The Canada Trust Company and administered by The Canada Life Assurance Company (CLA), issued $450 million of non-voting Canada Life Capital Securities (CLiCS). CLCT issued $300 million of non-voting CLiCS – Series A and $150 million of non-voting CLiCS – Series B which qualify as Tier 1 capital for Canadian regulatory purposes. Holders of the CLiCS - Series A and CLiCS - Series B will be entitled to receive semi-annual, non-cumulative fixed cash distributions of $33.395 and $37.645 per $1,000 of CLiCS respectively, representing respective annual yields of 6.679% and 7.529% of the one thousand dollars initial issue price, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem any series of CLiCS, in whole or in part, at any time on or after June 30, 2007, and in certain limited circumstances, may also redeem all but not less than all of the CLiCS prior to June 30, 2007. The holders of the CLiCS will have the right at any time to surrender each one thousand dollars face amount of CLiCS and to receive from CLCT in exchange, in the case of CLiCS - Series A, 40 newly issued CLA Class A Shares Series 2, or in the case of CLiCS - Series B, 40 newly issued CLA Class A Shares Series 4, subject to compliance with the declaration of trust governing CLCT.

Pursuant to the share exchange agreement, the Company and CLA agreed that if CLCT fails to pay on any regular distribution date the required cash distributions on the CLiCS in full, CLA would not pay dividends on any of its public preferred shares that may be outstanding. If there are no public preferred shares of CLA outstanding, the Company will not pay dividends on any of its preferred and common shares. As at June 30, 2002, CLA did not have any public preferred shares outstanding. In each case, the ability to restart distributions on the CLiCS and dividend payments to the public depends on the resumption of dividend payments on the CLA Class A Shares Series 1.

In addition, as long as any CLiCS are outstanding, and provided that CLA does not have outstanding public preferred shares, the Company will not declare or pay dividends on outstanding preferred and common shares unless CLA has declared and paid a dividend on the CLA Class A Shares Series 1.

The non-controlling interest in subsidiary on the Consolidated Balance Sheets consists of $450 million in CLiCS issued by CLCT. On the Consolidated Statements of Net Income, non-controlling interest included in interest expense, for the three and six months ended June 30, 2002 was not material.

4. SHARE CAPITAL

(a) Authorized:

(i) Preferred shares

There is an unlimited number of non-voting preferred shares without nominal or par value, issuable in series. The Company's by-laws authorize the Board of Directors, prior to the issue of any series of preferred shares, to fix the number of shares in, and to designate the rights, privileges, restrictions and conditions of each series, subject to the provisions of the Company's by-laws and the Insurance Companies Act (Canada).

(ii) Common shares

There is an unlimited number of voting common shares.

(b) Issued and outstanding:

As at June 30 *(in millions)*	**2002** Number of shares		**2002** Share value	2001 Number of shares		2001 Share Value
Preferred shares						
Balance, beginning and end of period	**6.0**	**$**	**145**	—	$	—
Common shares						
Balance, beginning and end of period	**160.4**	**$**	**317**	160.4	$	317

5. STOCK-BASED COMPENSATION

In 2001, the Company introduced a directors share purchase plan, a deferred stock unit plan, and an employee stock purchase plan. Information concerning these plans, in addition to the stock option plan, is included in note 14 to the Consolidated Financial Statements included in the 2001 Annual Report.

A summary of the Company's outstanding stock options is as follows:

	2002		2001	
For the six months ended June 30	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
Outstanding, beginning of period	**2,046,410**	**$ 39.86**	962,046	$ 36.95
Granted	**1,049,744**	**43.14**	1,107,339	42.22
Exercised	**9,679**	**36.95**	—	—
Forfeited	**77,545**	**40.38**	2,124	38.19
Outstanding, end of period	**3,008,930**	**$ 41.00**	2,067,261	$ 39.77
Exercisable, end of period	**551,160**	**$ 39.87**	48,000	$ 36.95
Available for grant	**4,981,391**		5,930,615	

The stock options outstanding and exercisable as at June 30, 2002, by exercise price, were as follows:

	Options outstanding			Options exercisable	
Range of exercise prices	Number of stock options	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of stock options	Weighted average exercise price
$36.51 to $42.50	**1,879,505**	**8.50**	**$ 39.73**	**499,412**	**$ 39.59**
$42.51 to $48.50	**1,129,425**	**9.57**	**$ 43.12**	**51,748**	**$ 42.67**
	3,008,930		**$ 41.00**	**551,160**	**$ 39.87**

Under the fair value method of accounting for stock options, the fair value is estimated at the grant date and the total fair value of the stock options is amortized over the vesting periods as compensation expense. The weighted average fair value of stock options at the grant date for the six months ended June 30, 2002 was estimated to be $14.06 per stock option using the Black-Scholes option pricing model. The pricing model assumes the following weighted average information: risk-free interest rate of 5%, an expected life of seven years, an expected common share volatility of 24.4% and an expected dividend yield of 1.20%. Had the Company used the fair value method to measure compensation, the common shareholders' net income, earnings per common share and diluted earnings per common share for the three months ended June 30, 2002 would have been reduced by $1 million , $0.01 and $0.01, respectively. For the six months ended June 30, 2002, the common shareholders' net income, earnings per common share and diluted earnings per common share would have been reduced by $3 million, $0.02 and $0.02, respectively.

The Company recognizes compensation expense for those stock options that have been awarded SARs in tandem based on the excess of the market value over the exercise price. The Company expects the SARs to be settled in cash and therefore accrues compensation expense on SARs over the vesting period equal to the excess of quoted market price at the balance sheet date over the exercise price. Total compensation expense, included in general expenses on the Consolidated Statements of Net Income, for the three and six months ended June 30, 2002 was not material.

6. SEGMENTED INFORMATION

The Company is a diversified international life insurance enterprise offering a wide range of protection and wealth management products to individuals and groups, through operating divisions in Canada, the United Kingdom, the United States, the Republic of Ireland, and an International and Reinsurance Division. In addition, there is a corporate group that manages invested assets, provides certain administrative services for the operating divisions and is responsible for capital management.

For the three months ended June 30 *(in millions of Canadian dollars)*	Canadian Division	United Kingdom Division	United States Division	Republic of Ireland Division	International and Reinsurance Division	Corporate Division	Total
2002							
GENERAL FUND							
Revenues							
Premiums	$ 481	$ 371	$ 435	$ 33	$ 93	$ —	$ 1,413
Net investment income	202	54	176	14	17	15	478
Fee and other income	46	51	9	24	2	—	132
	729	476	620	71	112	15	2,023
Expenditures							
Payment to policyholders and beneficiaries	506	226	404	23	55	—	1,214
Increase in actuarial liabilities	4	146	116	6	12	—	284
General expenses, commissions, premium and other taxes and interest expense	140	61	66	31	38	17	353
	650	433	586	60	105	17	1,851
Net income (loss) before income tax	79	43	34	11	7	(2)	172
Income taxes (recovery)	31	4	11	2	2	(3)	47
Net income including participating policyholders' net loss	48	39	23	9	5	1	125
Participating policyholders' net loss	—	—	(3)	—	—	—	(3)
Shareholders' net income	$ 48	$ 39	$ 26	$ 9	$ 5	$ 1	$ 128
SEGREGATED FUNDS							
Deposits	$ 343	$ 497	$ 33	$ 154	$ 1	$ —	$ 1,028
2001							
GENERAL FUND							
Revenues							
Premiums	$ 430	$ 288	$ 415	$ 106	$ 75	$ —	$ 1,314
Net investment income	244	126	171	22	16	12	591
Fee and other income	41	55	4	14	—	—	114
	715	469	590	142	91	12	2,019
Expenditures							
Payment to policyholders and beneficiaries	502	219	447	23	56	—	1,247
Increase (decrease) in actuarial liabilities	(5)	129	55	84	7	—	270
General expenses, commissions, premium and other taxes, interest expense and goodwill	133	74	60	30	22	10	329
	630	422	562	137	85	10	1,846
Net income before income tax	85	47	28	5	6	2	173
Income taxes	44	9	10	2	1	1	67
Net income including participating policyholders' net loss	41	38	18	3	5	1	106
Participating policyholders' net loss	(1)	—	(6)	(1)	—	—	(8)
Shareholders' net income	$ 42	$ 38	$ 24	$ 4	$ 5	$ 1	$ 114
SEGREGATED FUNDS							
Deposits	$ 337	$ 474	$ 8	$ 85	$ —	$ —	$ 904 +/

Notes to the Interim Consolidated Financial Statements – Unaudited

For the six months ended June 30 *(in millions of Canadian dollars)*	Canadian Division	United Kingdom Division	United States Division	Republic of Ireland Division	International and Reinsurance Division	Corporate Division	Total
2002							
GENERAL FUND							
Revenues							
Premiums	$ 937	$ 658	$ 892	$ 67	$ 176	$ —	$ 2,730
Net investment income	440	177	356	26	32	27	1,058
Fee and other income	94	109	13	54	3	—	273
	1,471	944	1,261	147	211	27	4,061
Expenditures							
Payment to policyholders and beneficiaries	1,011	435	853	40	118	—	2,457
Increase in actuarial liabilities	38	305	189	21	14	—	567
General expenses, commissions, premium and other taxes and interest expense	271	118	138	62	64	28	681
	1,320	858	1,180	123	196	28	3,705
Net income (loss) before income tax	151	86	81	24	15	(1)	356
Income taxes (recovery)	58	15	28	5	4	(4)	106
Net income including participating policyholders' net income	93	71	53	19	11	3	250
Participating policyholders' net income	—	—	—	—	—	—	—
Shareholders' net income	$ 93	$ 71	$ 53	$ 19	$ 11	$ 3	$ 250
Total assets	$ 14,237	$ 7,846	$ 10,591	$ 1,006	$ 1,111	$ 450	$ 35,241
SEGREGATED FUNDS							
Deposits	$ 770	$ 772	$ 71	$ 319	$ 1	$ —	$ 1,933
Total assets	$ 7,739	$ 10,662	$ 699	$ 2,824	$ 5	$ —	$ 21,929
2001							
GENERAL FUND							
Revenues							
Premiums	$ 950	$ 504	$ 823	$ 217	$ 157	$ —	$ 2,651
Net investment income	472	215	343	39	31	23	1,123
Fee and other income	83	107	8	28	1	—	227
	1,505	826	1,174	284	189	23	4,001
Expenditures							
Payment to policyholders and beneficiaries	1,051	451	880	60	113	—	2,555
Increase in actuarial liabilities	48	155	111	142	17	—	473
General expenses, commissions, premium and other taxes, interest expense and goodwill	268	143	132	64	46	18	671
	1,367	749	1,123	266	176	18	3,699
Net income before income tax	138	77	51	18	13	5	302
Income taxes	64	13	15	5	3	2	102
Net income including participating policyholders' net loss	74	64	36	13	10	3	200
Participating policyholders' net loss	(1)	—	(11)	(1)	—	—	(13)
Shareholders' net income	$ 75	$ 64	$ 47	$ 14	$ 10	$ 3	$ 213
Total assets	$ 14,000	$ 6,737	$ 10,180	$ 1,316	$ 799	$ —	$ 33,032
SEGREGATED FUNDS							
Deposits	$ 773	$ 1,002	$ 19	$ 279	$ —	$ —	$ 2,073
Total assets	$ 7,850	$ 10,531	$ 813	$ 1,907	$ 4	$ —	$ 21,105

Notes to the Interim Consolidated Financial Statements – Unaudited

7. SUBSEQUENT EVENT

On July 29, 2002 the Company announced an agreement with Royal & SunAlliance Insurance Group plc to acquire their group life and long term disability insurance business in the United Kingdom. The Company expects the transaction to be completed by October 1, 2002 subject to regulatory approval, at which time, the Company will reinsure its group insurance risks. Formal transfer of the business will occur after court approval, expected in mid-2003. This acquisition is expected to add approximately $700 million in general fund assets and liabilities for a purchase price of approximately $150 million.

Supplementary Financial and Other Information – Unaudited

As at and for the three months ended *(in millions of Canadian dollars except per share and percentage amounts)*	**June 30 2002**	March 31 2001	December 31 2001	September 30 2001	June 30 2001
PERFORMANCE MEASURES					
Common shareholders' net income	**$ 125**	$ 120	$ 38	$ 91	$ 114
Earnings per common share - basic and diluted	**$ 0.78**	$ 0.75	$ 0.23	$ 0.57	$ 0.71
Book value per common share	**$ 21.04**	$ 20.59	$ 20.19	$ 20.10	$ 18.79
Dividend per common share	**$ 0.15**	$ 0.15	$ 0.13	$ 0.13	$ 0.13
Dividend per preferred share	**$ 0.390625**	$ 0.398116	$ 0	$ —	$ —
Return on common shareholders' equity - last 12 months	**11.7%**	11.5%	11.1%	13.2%	14.0%
Return on common shareholders' equity - annualized	**15.0%**	14.6%	4.6%	11.7%	15.0%
PREMIUMS, PREMIUM EQUIVALENTS AND NEW DEPOSITS					
General fund premiums	**$ 1,413**	$ 1,317	$ 1,372	$ 1,335	$ 1,314
Segregated funds deposits	**1,028**	905	838	917	904
ASO premium equivalents and other deposits	**598**	614	505	499	479
	$ 3,039	$ 2,836	$ 2,715	$ 2,751	$ 2,697
ASSETS UNDER ADMINISTRATION					
General fund	**$ 35,241**	$ 34,849	$ 34,951	$ 34,326	$ 33,032
Segregated funds	**21,929**	23,005	22,090	20,093	21,105
	57,170	57,854	57,041	54,419	54,137
Other assets	**8,279**	8,669	8,384	8,187	8,303
	$ 65,449	$ 66,523	$ 65,425	$ 62,606	$ 62,440
DEBT AND CAPITALIZATION					
Subordinated debentures	**$ 550**	$ 550	$ 550	$ 550	$ 550
Canada Life Capital Securities	**450**	450	—	—	—
Participating policyholders' equity	**41**	42	40	34	29
Share capital					
Preferred shares	**145**	145	145	—	—
Common shares	**317**	317	317	317	317
Retained earnings	**3,058**	2,986	2,921	2,907	2,697
Total equity	**$ 3,561**	$ 3,490	$ 3,423	$ 3,258	$ 3,043
MCCSR ratio	**212%**	213%	191%	184%	184%
Debt and preferred share capital to total capital ratio	**25.2%**	25.6%	17.6%	14.4%	15.3%
COMMON STOCK PERFORMANCE					
"CL" - Toronto Stock Exchange					
High	**$ 40.89**	$ 44.64	$ 47.00	$ 47.91	$ 47.50
Low	**$ 35.82**	$ 37.50	$ 39.10	$ 38.10	$ 39.75
Close	**$ 37.20**	$ 40.00	$ 44.28	$ 44.85	$ 44.00
"CLU" - New York Stock Exchange (U.S. Dollars)					
High	**$ 26.40**	$ 27.83	$ 29.98	$ 31.26	$ 30.15
Low	**$ 23.31**	$ 23.73	$ 24.98	$ 24.85	$ 25.36
Close	**$ 24.57**	$ 25.15	$ 27.75	$ 28.38	$ 29.18

SHAREHOLDER AND CORPORATE INFORMATION

Canada Life™

Corporate Information

Canada Life Financial Corporation, established in 1999, is the holding company for The Canada Life Assurance Company, founded in 1847, and is traded on the Toronto Stock Exchange under the symbol "CL" and the New York Stock Exchange under the symbol "CLU". Canada Life Financial Corporation has total consolidated assets under administration in excess of $65 billion. Headquartered in Toronto, Canada, the Company operates principally in Canada, the United Kingdom, the United States, the Republic of Ireland, and in numerous other countries.

CORPORATE ADDRESS
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1456
Website: www.canadalife.com

INVESTOR RELATIONS
Brian Lynch
Vice-President, Investor Relations
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6693)
or 416-204-2381
E-mail:
investor_relations@canadalife.com

CORPORATE COMMUNICATIONS
Ardyth Percy-Robb
Corporate Communications
Vice-President
330 University Avenue
Toronto, Ontario, Canada M5G 1R8
Phone: 416-597-1440 (ext. 6104)
E-mail: info@canadalife.com

Shareholder Information

Canada Life Financial Corporation hosts a Second Quarter Earnings Results Conference Call at 2:30 p.m. August 7, 2002, Toronto time. Members of the media are welcome to audit the call. In Toronto, the number is 416-695-5806. Toll free, North America, the number is 800-273-9672. Participants are asked to provide their name, location and organization to the operator. A playback of this call is available after 5:00 p.m. August 7, 2002, Toronto time until midnight, Toronto time on August 14, 2002 at 416-695-5800 (Passcode: 1140080) or toll free in North America at 800-408-3053 (Passcode: 1140080).

The call is also made available to listeners live over the internet through Canada Life's website. Go to www.canadalife.com/Investor and click on "Presentations". This Web cast is archived and available on the Web site.

Shareholder Services

Any inquiries regarding change of address, shareholder dividends, change in registration of shares, or any other shareholder administration issues should be directed to our transfer agent.

Transfer Agent

CANADA
Computershare Trust Company of Canada
100 University Ave.
9th Floor
Toronto, Ontario M5J 2Y1
Phone: 1-888-284-9137
E-mail:
canadalife@computershare.com

UNITED KINGDOM
Computershare Investor Services PLC
The Pavilions, Bridgwater Road,
Bristol, England BS99 7NH
Phone: 0870-702-0164
E-mail:
canadalife@computershare.com

UNITED STATES
Computershare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois
60690-3504
Phone: 1-888-284-9137
E-mail:
webqueries@computershare.com

REPUBLIC OF IRELAND
Computershare Investor Services (Ireland) Ltd.
Heron House, Corrig Road,
Sandy Ford Industrial Estates, Dublin 18
Phone: 01-216-3100
E-mail:
canadalife@computershare.com

This report was printed using a waterless printing press at an ISO 14001 certified printer. A waterless press involves fewer chemicals, generates approximately 5% less paper waste and requires less energy than conventional presses.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED in the City of Toronto, Province of Ontario this 8th day of August, 2002.

CANADA LIFE FINANCIAL CORPORATION

By: __________________________
Roy W. Linden
Corporate Secretary &
Chief Compliance Officer

Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Canada Life Financial Corporation (the "Company") on Form 6-K for the period ending June 30, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the "Report"), I, David A. Nield, Chief Executive Officer of the Company, hereby certify, solely to the extent necessary to meet the requirements, if any, of 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

David A. Nield
Chief Executive Officer
August 7, 2002

Certification Pursuant To
18 U.S.C. Section 1350
As Adopted Pursuant To
Section 906 Of The Sarbanes-Oxley Act of 2002

In connection with the quarterly report of Canada Life Financial Corporation (the "Company") on Form 6-K for the period ending June 30, 2002 as submitted to the Securities and Exchange Commission on the date hereof (the "Report"), I, Patrick G. Crowley, Chief Financial Officer of the Company, hereby certify, solely to the extent necessary to meet the requirements, if any, of 18 U.S.C.§ 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The Information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Patrick G. Crowley
Chief Financial Officer
August 7, 2002